Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Organization
Globavend Associates Limited	British Virgin Islands
Globavend (HK) Limited	Hong Kong
Globavend Warehouse Limited	Hong Kong
Zhiyi International Logistics (Shenzhen) Co., Ltd.	China
RiseMind Holdings (Cayman) Limited	Cayman Islands
Loomi Entertainment Group Limited	British Virgin Islands
Loomi Global Ptd Ltd	Singapore
Loomi Asia Sdn. Bhd.	Malaysia
Loomi Hong Kong Company Limited	Hong Kong